SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             _______________________

                                 ELSCINT LIMITED
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    [X]      Form 20-F      [ ]     Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    [ ]      Yes            [X]     No

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated August 28, 2003.


                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ELSCINT LIMITED
                                      (Registrant)


                                      By: /s/ Uri Levin
                                          --------------------------------------
                                          Name: Uri Levin
                                          Title: Chief Financial Officer

Dated:  August 28, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

        1.                 Press release dated August 28, 2003.

                                    EXHIBIT 1

ELSCINT LTD. REPORTS SECOND QUARTER 2003 RESULTS
------------------------------------------------


         TEL AVIV, ISRAEL - AUGUST 28, 2003- ELSCINT LTD. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the second quarter of 2003 and for the six month period ended June 30, 2003.


SECOND QUARTER RESULTS
----------------------


         CONSOLIDATED REVENUES for the second quarter of 2003 were NIS 43.8 million (US$10.2 million) compared with NIS 59.9 million reported in the corresponding quarter last year.


         Revenues include NIS 3.0 million (US$0.7 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS
0.9 million (US$0.2 million) from operations of a new commercial and entertainment center in Herzlia which was opened, on a partial basis, two weeks before the end of the second quarter of 2003.


         Revenues from operating and managing hotels decreased to NIS 39.9 million (US$9.3 million) compared to NIS 59.3 million in the same quarter last year. This decrease is attributable mainly to discontinuing operations at the Bernard Shaw hotel at the beginning of the year, as a consequence of leasing the property; the closing of the Bucuresti Hotel in Romania for renovation; and a general decrease in the revenues of hotels in Europe, mainly due to the war in Iraq.


         GROSS PROFIT for the second quarter of 2003 was NIS 16.2 million (US$3.8 million) compared with NIS 22.1 million in the corresponding quarter of 2002.


         OPERATING LOSS for the second quarter of 2003 was NIS 5.0 million (US$1.2 million) compared with NIS 0.8 million for the second quarter of last year. The increase in operating loss is mainly due to the decrease in gross profit, and to the pre-opening costs of the new commercial and entertainment center in Herzlia at the end of the quarter, which was offset in part by a decrease in general and administrative expenses.

         NET LOSS FROM CONTINUING OPERATIONS for the second quarter of 2003 was NIS 30.7 million (US$7.1 million), or NIS 1.84 (US$0.43) basic loss per share, compared with NIS 9.4 million, or NIS 0.56 basic loss per share, for the same quarter last year.

         The loss from continuing operations results primarily from an increase in finance expenses, net, to NIS 30.8 million (US$7.1 million), from NIS 8.1 million for the same quarter of last year. This increase in finance expenses, net, is attributable mainly to exchange rate and inflation fluctuations.

         NET INCOME FROM DISCONTINUING OPERATIONS for the second quarter of 2003 was NIS 5.7 million (US$1.3 million), or NIS 0.34 (US$0.08) basic earnings per share, compared to NIS 31.2 million or NIS 1.87 basic earnings per share, for the corresponding quarter last year. This decrease is attributable mainly to the profits of the subassemblies segment, which were reported in the second quarter of 2002, but subsequently sold in December 2002.

         NET LOSS for the second quarter of 2003 was NIS 25.0 million (US$5.8 million), or NIS 1.50 (US$0.35) basic loss per share, compared with net income of NIS 21.8 million, or NIS 1.31 basic earnings per share, for the same quarter last year.


SIX-MONTH RESULTS
-----------------


         CONSOLIDATED REVENUES for the six month period ended June 30 2003 were NIS 86.8 million (US$20.1 million) compared with NIS 102.4 million reported in the corresponding period last year.


         Revenues include NIS 6.4 million (US$1.5 million) from the lease of the Bernard Shaw Hotel to a third party for a period of twenty-five years and NIS
0.9 million (US$0.2 million) from operations of a new commercial and entertainment center in Herzlia Herzlia which was opened, on a partial basis, two weeks before the end of the second quarter of 2003. Revenues from operating and managing hotels decreased to NIS 79.5 million (US$18.4 million) compared to NIS 100.9 million in the corresponding period last year. This decrease is attributed mainly to discontinuing operations at the Bernard Shaw hotel at the beginning of the year, as a consequence of leasing the property, and to the closing of the Bucuresti Hotel in Romania for renovation in December 2002.


         GROSS PROFIT for the six-month period was NIS 30.8 million (US$7.2 million) compared with NIS 33.9 million in the corresponding period of 2002.


         OPERATING  LOSS for the six month  period  ended June 30,  2003 was NIS
11.7 million (US$2.7 million) compared with NIS 10.8 million in the corresponding period of 2002. The increase in operating loss is mainly due to the decrease in gross profit and to the pre-opening costs of the new commercial and entertainment center in Herzlia at the end of the second quarter, which was offset in part by a decrease in general and administrative expenses.


         NET LOSS FROM CONTINUING OPERATIONS for the six month period ended June 30, 2003, was NIS 48.5 million (US$11.3 million), or NIS 2.91(US$0.67) basic loss per share, compared with net income from continuing operations of NIS 0.8 million, or NIS 0.04 basic earnings per share, for the corresponding period of 2002.

         The loss from continuing operations results primarily from an increase in finance expenses, net, to NIS 36.7 million (US$8.5 million) for the six month period ended June 30,2003, fromfinance income, net, of NIS 11.7 million for the corresponding period of 2002. This increase in finance expenses, net is attributable mainly to exchange rate and inflation fluctuations.

         NET INCOME FROM DISCONTINUING OPERATIONS for the six month period ended was NIS 9.9 million (US$2.3 million), or NIS 0.59 (US$0.14) basic earnings per share, compared to NIS 37.2 million or NIS 2.23 basic earnings per share, for the corresponding period last year. This decrease is attributable mainly to the profits of the subassemblies segment, which were reported in the six month period ended June 30,2002, but subsequently sold in December 2002.

         NET LOSS for the second quarter of 2003 was NIS 38.7 million (US$9.0 million), or NIS 2.32 (US$0.53) basic loss per share, compared with net income of NIS 38.0 million, or NIS 2.27 basic earnings per share, for the corresponding period last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the commercial and entertainment center at Herzlia Marina in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


FOR FURTHER INFORMATION:
COMPANY CONTACT                               INVESTOR CONTACT
Marc Lavine                                   Rachel Levine
Elscint, Ltd.                                 The Anne McBride Company
+972-3-608-6011                               +212-983-1702,  x.207
Mlavine@elscint.net                           rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)
ADJUSTED TO THE NIS OF JUNE 2003

                                                                                           CONVENIENCE
                                                            JUNE 30,                       TRANSLATION
                                                     ---------------------    DECEMBER 31,   JUNE 30,
                                                        2003      * 2002         2002          2003
                                                     ---------    --------     ---------   -----------
                                                           (UNAUDITED)         (AUDITED)   (UNAUDITED)
                                                     ----------------------    ---------   -----------
                                                                                              U.S.$
                                                           ADJUSTED NIS (THOUSANDS)        (THOUSANDS)
                                                     -----------------------------------   -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                              130,373      217,687       92,482       30,235
Short-term investments and deposits                    146,319      156,593      156,709       33,933
Accounts receivable - trade, net                        17,260       21,507       18,908        4,003
Other accounts receivable and prepaid expenses          36,846       23,695       21,647        8,545
Hotels inventories                                       2,249        2,952        3,093          522
                                                     ---------    ---------    ---------    ---------

                                                       333,047      422,434      292,839       77,238
                                                     ---------    ---------    ---------    ---------

LONG-TERM ACCOUNTS AND INVESTMENTS
Investments, loans and long-term receivables, net      322,300      355,554      350,698       74,745
Investments in affiliated company                       26,869           --       32,346        6,231
Venture capital investment                                  --       33,992           --           --
                                                     ---------    ---------    ---------    ---------
                                                       349,169      389,546      383,044       80,976
                                                     ---------    ---------    ---------    ---------
FIXED ASSETS, NET                                    1,790,912    1,506,435    1,629,378      415,332
                                                     ---------    ---------    ---------    ---------
OTHER ASSETS, NET                                       14,704       10,890       12,172        3,410
                                                     ---------    ---------    ---------    ---------
ASSETS RELATED TO DISCONTINUING OPERATION               16,500      171,099      113,557        3,827
                                                     ---------    ---------    ---------    ---------
                                                     2,504,332    2,500,404    2,430,990      580,783
                                                     =========    =========    =========    =========




* Reclassified.

(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)
ADJUSTED TO THE NIS OF JUNE 2003

                                                                                         CONVENIENCE
                                                          JUNE 30,                       TRANSLATION
                                                   ---------------------    DECEMBER 31,   JUNE 30,
                                                      2003      * 2002         2002          2003
                                                   ---------    --------     ---------   -----------
                                                         (UNAUDITED)         (AUDITED)   (UNAUDITED)
                                                   ----------------------    ---------   -----------
                                                                                            U.S.$
                                                         ADJUSTED NIS (THOUSANDS)        (THOUSANDS)
                                                   -----------------------------------   -----------
 LIABILITIES AND
  SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term credits                                   580,771      478,537      529,584      134,687
Accounts payable - trade                              15,783       40,371       22,950        3,660
Accrued liabilities                                  164,893       55,131       86,712       38,241
                                                   ---------    ---------    ---------    ---------

                                                     761,447      574,039      639,246      176,588
                                                   ---------    ---------    ---------    ---------
LONG-TERM LIABILITIES
Long-term debts                                      657,479      624,553      624,689      152,477
Deferred income tax liability                         11,732        9,843       10,888        2,721
Liability for employee severance benefits, net           744          380          510          172
                                                   ---------    ---------    ---------      -------

                                                     669,955      634,776      636,087      155,370
                                                   ---------    ---------    ---------      -------

LIABILITIES RELATED TO DISCONTINUING OPERATIONS       89,851      189,938      109,994       20,838
                                                   ---------    ---------    ---------      -------

MINORITY INTEREST                                     28,155       28,743       29,419        6,529
                                                   ---------    ---------    ---------      -------

CONTINGENCIES AND COMMITMENTS

SHAREHOLDERS' EQUITY                                 954,924    1,072,908    1,016,244      221,458
                                                   ---------    ---------    ---------      -------

                                                   2,504,332    2,500,404    2,430,990      580,783
                                                   =========    =========    =========      =======

* Reclassified.

(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
ADJUSTED TO THE NIS OF JUNE 2003

                                                                                                            CONVENIENCE  CONVENIENCE
                                                                                                            TRANSLATION  TRANSLATION
                                                                                                            SIX MONTHS  THREE MONTHS
                                                   SIX MONTHS ENDED       THREE MONTHS ENDED     YEAR ENDED    ENDED       ENDED
                                                        JUNE 30,                 JUNE 30,        DECEMBER 31, JUNE 30,    JUNE 30,
                                                  -------------------     -------------------      ------      ------      ------
                                                   2003        * 2002      2003        * 2002       2002        2003        2003
                                                  -------      ------     -------      ------      ------      ------      ------
                                                       (UNAUDITED)            (UNAUDITED)         (AUDITED)        (UNAUDITED)
                                                  -------------------     -------------------      ------      ------------------
                                                                   ADJUSTED NIS (THOUSANDS)                     U.S.$ (THOUSANDS)
                                                  -------------------------------------------------------      ------------------

 REVENUES
  Operating and managing hotels                    79,477     100,862      39,940      59,325     209,585      18,432       9,262
  Commercial and entertainment
     center                                           900          --         900          --          --         209         209
  Hotel leasing                                     6,414          --       2,965          --          --       1,487         688
  Revenue from long-term contracts                     --       1,530          --         597       1,530          --          --
                                                  -------      ------     -------      ------      ------      ------      ------
                                                   86,791     102,392      43,805      59,922     211,115      20,128      10,159
                                                  -------      ------     -------      ------      ------      ------      ------
  COST OF REVENUES
  Hotels operations and management                 53,599      67,126      25,897      37,254     135,080      12,430       6,006
  Commercial and entertainment
   center                                             729          --         729          --          --         169         169
  Depreciation of leased hotel                      1,614          --         954          --          --         374         221
  Cost of long-term contracts                          --       1,412          --         594       1,412          --          --
                                                  -------      ------     -------      ------      ------      ------      ------
                                                   55,942      68,538      27,580      37,848     136,492      12,973       6,396
                                                  -------      ------     -------      ------      ------      ------      ------

  GROSS PROFIT                                     30,849      33,854      16,225      22,074      74,623       7,155       3,763
  Hotels' depreciation, amortization
   and other operation expenses                    26,273      27,783      13,178      14,543      62,368       6,093       3,056
  Initial expenses, net                             3,437       2,012       2,277         435       1,798         797         528
  General and administrative expenses              12,851      14,901       5,773       7,941      32,018       2,980       1,339
                                                  -------      ------     -------      ------      ------      ------      ------
                                                   42,561      44,696      21,228      22,919      96,184       9,870       4,923
                                                  -------      ------     -------      ------      ------      ------      ------

  OPERATING LOSS                                  (11,712)    (10,842)     (5,003)       (845)    (21,561)     (2,715)     (1,160)
  Finance (expenses) income, net                  (36,705)     11,680     (30,808)     (8,128)     12,985      (8,512)     (7,145)
  Other income (expenses), net                      4,531        (573)      7,564        (545)    (21,804)      1,051       1,754
                                                  -------      ------     -------      ------      ------      ------      ------
 (Loss) income before income taxes                (43,886)        265     (28,247)     (9,518)    (30,380)    (10,176)     (6,551)
  Income taxes                                        968         352        (374)         (4)      5,294         223         (87)
                                                  -------      ------     -------      ------      ------      ------      ------
(Loss) income after income taxes                  (42,918)        617     (28,621)     (9,522)    (25,086)     (9,953)     (6,638)

The Company's share in loss
   of affiliated company                           (5,571)         --      (1,956)         --      (2,887)     (1,292)       (454)

  Minority interest in (gain) loss
   of a subsidiary, net                               (40)        134        (111)        126         891          (9)        (25)
                                                  -------      ------     -------      ------      ------      ------      ------
  NET (LOSS) INCOME FROM CONTINUING OPERATIONS    (48,529)        751     (30,688)     (9,396)    (27,082)    (11,254)     (7,117)
  NET INCOME FROM DISCONTINUING OPERATION           9,853      37,217       5,716      31,216      90,235       2,285       1,326
                                                  -------     -------     -------      ------     -------      ------      ------
  NET (LOSS) INCOME                               (38,676)     37,968     (24,972)     21,820      63,153      (8,969)     (5,791)
                                                  =======     =======     =======      ======     =======      ======      ======


*  Reclassified.

(1) Prepared in accordance with Israeli GAAP.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)
ADJUSTED TO THE NIS OF JUNE 2003

                                                                                       CONVENIENCE CONVENIENCE
                                                                                       TRANSLATION TRANSLATION
                                                                                       SIX MONTHS  THREE MONTHS
                                    SIX MONTHS ENDED     THREE MONTHS ENDED YEAR ENDED    ENDED       ENDED
                                        JUNE 30,              JUNE 30,      DECEMBER 31, JUNE 30,    JUNE 30,
                                    ---------------       ---------------       ----       ----       ----
                                    2003      * 2002      2003      * 2002      2002       2003       2003
                                    ----       ----       ----       ----       ----       ----       ----
                                      (UNAUDITED)           (UNAUDITED)      (AUDITED)       (UNAUDITED)
                                    ---------------       ---------------       ----       ---------------
                                                      ADJUSTED NIS                               U.S.$
                                    ------------------------------------------------       ---------------
BASIC (LOSS) EARNINGS
PER ORDINARY SHARE (NIS 0.05
PAR VALUE) FROM:

Continuing operations              (2.91)      0.04      (1.84)     (0.56)     (1.62)     (0.67)     (0.43)
Discontinuing operation             0.59       2.23       0.34       1.87       5.40       0.14       0.08
                                    ----       ----       ----       ----       ----       ----       ----
                                   (2.32)      2.27      (1.50)      1.31       3.78      (0.53)     (0.35)
                                   =====       ====      =====       ====       ====      =====      =====


DILUTED (LOSS) EARNINGS PER
ORDINARY SHARE (NIS 0.05
PAR VALUE) FROM:

Continuing operations              (2.91)     (0.14)     (1.84)     (0.67)     (1.68)     (0.67)     (0.43)
Discontinuing operation             0.59       2.13       0.34       1.79       5.17       0.14       0.08
                                    ----       ----       ----       ----       ----       ----       ----
                                   (2.32)      1.99      (1.50)      1.12       3.49      (0.53)     (0.35)
                                   =====       ====      =====       ====       ====      =====      =====

*  Reclassified.

(1) Prepared in accordance with Israeli GAAP.